FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2021

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated August 5, 2021;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended June 30, 2021; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 6-Month Period ended June 30, 2021.

August 5, 2021

For immediate release

Quebecor inc. reports consolidated results for second quarter 2021

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the second quarter of 2021. Quebecor consolidates the financial results of its wholly owned Quebecor Media Inc. (“Quebecor Media”) subsidiary.

Second quarter 2021 highlights

➢	Revenues: $1.13 billion in the second quarter of 2021, up $127.4 million (12.7%) from the same period of 2020.

➢	Adjusted EBITDA:[1] $501.4 million, up $25.7 million (5.4%).

➢	Adjusted income from continuing operating activities:[2] $158.3 million ($0.65 per basic share), an increase of $13.4 million ($0.08 per basic share) or 9.2%.

➢	Net income attributable to shareholders: $123.5 million ($0.50 per basic share), a decrease of $51.4 million ($0.19 per basic share).

➢	Cash flows from operations:[3] $338.1 million, up $12.0 million (3.7%).

➢	The Telecommunications segment grew its revenues by $59.3 million (6.8%) and its adjusted EBITDA by $17.9 million (3.9%) in the second quarter of 2021.

➢	Videotron Ltd. (“Videotron”) significantly increased its revenues from wireline equipment ($28.1 million or 127.1%), mobile services and equipment ($26.3 million or 12.4%), and Internet access ($25.7 million or 9.3%) in the second quarter of 2021.

➢	There was an increase of 27,200 connections (1.8%) to the mobile telephony service and 5,300[4] subscriptions (0.3%) to the Internet access service in the second quarter of 2021.

➢	On July 29, 2021, Quebecor announced an investment of nearly $830.0 million by Videotron in the acquisition of 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia.

➢	On July 16, 2021, TVA Group Inc. (“TVA Group”) announced that the studios of Canadian film and television industry leader MELS will be enlarged with the construction of MELS 4, with the support of the Québec government and the City of Montréal. The project will strengthen MELS’ position on the market for foreign blockbusters and series.

➢	On June 17, 2021, Videotron issued $750.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2028, for net proceeds of $743.2 million. Videotron also issued US$500.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2029, for net proceeds of $599.6 million.

➢	On June 3, 2021, Quebecor Media and Videotron issued redemption notices for their Senior Notes in the aggregate principal amounts of $500.0 million and US$800.0 million respectively, bearing interest at 6.625% and 5.000% and maturing on January 15, 2023 and July 15, 2022, for a total cash consideration of $1.38 billion.

➢	On May 26, 2021, Videotron announced the upcoming launch of Vrai, a new Québec subscription platform that will meet the strong demand for unscripted lifestyle, documentary and entertainment content.

➢	On May 12, 2021, Videotron announced the roll-out of its 5G network in Québec City, following the successful launch in Montréal in December 2020. With its increased speed, expanded connectivity and minimal latency, 5G will open up a world of possibilities for Québec City customers.

[1]	See “Adjusted EBITDA” under “Definitions.”
[2]	See “Adjusted income from continuing operating activities” under “Definitions.”
[3]	See “Cash flows from operations” under “Definitions.”
[4]	The number for the end of the first quarter of 2021 has been lowered by 2,500 customers to correct an irregularity discovered in the Revenue-generating unit (“RGU”) growth compilation systems.

“As the Québec economy recovered, our sustained efforts and disciplined execution on our business strategies yielded a solid performance in the second quarter of 2021, as evidenced by increases of 12.7% in revenues, 5.4% in adjusted EBITDA and 9.2% in the Corporation’s adjusted income from continuing operating activities,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “These excellent results translated into a 3.7% increase in cash flows from operations.

“Videotron’s success stems from its innovative solutions, unique customer experience and, above all, robust wireline and mobile networks, and we are very proud that more and more consumers are enjoying the benefits,” Mr. Péladeau commented. “Over the past 12 months, we have added 125,500 (8.9%) connections to our mobile telephony service and 60,900 (3.5%) new users to our Internet service. In addition, Videotron has been selected under Canada-Québec Operation High-Speed to connect thousands of homes in various regions of Québec to high-speed Internet, in partnership with the Government of Canada and the Québec government. By September 30, 2022, approximately 37,000 more Québec households will be able to access Videotron’s reliable, powerful network and unrivalled range of connectivity and entertainment products and services. To serve our customers throughout our service area, we also continued the roll-out of our 5G mobile network. Québec City residents can now take advantage of this cutting-edge technology, the full potential of which we have only begun to measure.

“Reaching consumers wherever they may be with exclusive, high-quality content remains central to Videotron’s business model. We are very excited about the upcoming launch of Vrai, Québec’s first subscription streaming service devoted entirely to unscripted lifestyle, documentary and entertainment content. Vrai will go live by the end of 2021 with thousands of hours of all-French, on-demand content, including more than 40 first-run exclusive original productions. With the advent of Vrai, Quebecor Content becomes the leading source of original productions in Québec.

“In keeping with our traditional role as a leader in innovation, our substantial investment in the acquisition of blocks of 3500 MHz spectrum paves the way for major projects in Québec and other Canadian provinces in the coming years, which will bring our cutting-edge technology and healthy competition to large numbers of Canadian consumers. In addition, this acquisition is crucial to the continued deployment of 5th generation mobile technology in Québec and across Canada, as it will facilitate the roll-out of top-quality 5G mobile broadband services.

“As a result of the resumption of operations in its various segments, TVA Group posted a $55.6 million (53.5%) increase in revenues and a $6.6 million (89.6%) increase in adjusted EBITDA, driven in part by significant growth in advertising revenues at TVA Network and the specialty channels,” said Pierre Karl Péladeau, Acting President and Chief Executive Officer of TVA Group. “TVA Group’s total market share was 42.6%. The TVA Sports specialty channel stood out with exceptional 5.0-point market share growth, mainly because of the Montréal Canadiens’ strong performance in the National Hockey League playoffs. As well, the Film Production & Audiovisual Services segment is operating at full steam again. We were pleased to announce the construction of MELS 4, which will increase the size of MELS’ studios by more than 160,000 square feet. This expansion will make MELS more attractive to foreign blockbusters and television series.

“In order to ensure the sustainability of our advertising revenues and the vitality and competitiveness of local news media in the face of global competition, it is more urgent than ever that the federal government legislate to enable Canadian press publishers to negotiate collectively with the Web giants to obtain fair compensation for the use of their content. Canadian Heritage concurs with this position, which we have been defending for years. It is time that the government table a bill to establish a framework that enables newspaper publishers to negotiate on a level playing field. We need to stand together if we are to secure the future of news coverage in Québec and Canada,” Mr. Péladeau commented.

“Since the beginning of the 2021 financial year, Videotron has issued more than $2.00 billion in aggregate principal amount of Senior Notes bearing interest at the very advantageous rates of 3.125% and 3.625%, confirming Videotron’s status as an issuer of the first rank in both the Canadian and U.S. markets,” said Hugues Simard, Chief Financial Officer of Quebecor. “Quebecor Media and Videotron used a portion of the proceeds from these issues to prepay Senior Notes bearing interest at 6.625% and 5.000%, for a total net disbursement of $1.38 billion. These favourable financing transactions will generate annual savings of more than $30.0 million in interest on the debt.”

“With Québec well positioned to emerge from the pandemic, we remain confident in our growth prospects and the pursuit of our promising projects. We are in an excellent financial position and we continue managing our operations prudently, while focusing on the execution of our targeted strategies for the benefit of all our stakeholders,” concluded Pierre Karl Péladeau.

COVID-19 pandemic

The COVID-19 pandemic has had a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. In May 2021, the Québec government gradually announced the stages of its reopening plan, which extend over a period of several months. Since March 2020, this health crisis has curtailed the operations of many of Quebecor’s business partners and led to a significant slowdown in some of the Corporation’s segments. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a reduction in volume at Videotron retail outlets; a reduction in advertising revenues, a decrease in sports events broadcast by the TVA Sports specialty channel in 2020 and a reduction in film and audiovisual content activity in the Media segment; and the cancellation of most shows and events in the Sports and Entertainment segment. Despite the constraints created by this pandemic, Quebecor has provided essential telecommunications and news services during this health crisis, while safeguarding the health and safety of the public and its employees. Due to the decrease in their revenues, most of the business units in the Media segment and Sports and Entertainment segment have qualified for the Canadian Emergency Wage Subsidy and subsidies totalling $3.7 million and $9.3 million were recorded in the respective three-month and six-month periods ended June 30, 2021, as a reduction in employee costs ($29.5 million in the three-month and six-month periods ended June 30, 2020).

Non-IFRS financial measures

The Corporation uses measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from operations, free cash flows from continuing operating activities and consolidated net debt leverage ratio, and key performance indicators, such as RGU. Definitions of the non-IFRS measures and the key performance indicator used by the Corporation are provided in the “Definitions” and “Key Performance Indicator” sections.

Financial table

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars, except number of shares and per basic share data)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Income
Revenues:
Telecommunications	$928.4	$869.1	$1,842.4	$1,743.8
Media	198.2	132.7	373.0	307.5
Sports and Entertainment	33.5	25.9	64.7	60.7
Inter-segment	(28.9)	(23.9)	(57.8)	(52.7)
	1,131.2	1,003.8	2,222.3	2,059.3
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	481.5	463.6	932.4	899.1
Media	16.7	7.6	18.0	11.7
Sports and Entertainment	3.1	2.8	5.2	(1.0)
Head Office	0.1	1.7	(1.5)	2.6
	501.4	475.7	954.1	912.4
Depreciation and amortization	(196.6)	(195.7)	(391.9)	(393.8)
Financial expenses	(87.0)	(81.6)	(170.1)	(169.0)
Gain on valuation and translation of financial instruments	7.0	4.2	1.2	27.5
Restructuring of operations and other items	20.6	(10.3)	16.1	(14.2)
Loss on debt refinancing	(80.9)	˗	(80.9)	˗
Income taxes	(39.8)	(50.8)	(83.8)	(91.3)
Income from discontinued operations	˗	32.5	˗	33.8
Net income	$124.7	$174.0	$244.7	$305.4
Income from continuing operations attributable to shareholders	$123.5	$142.4	$244.8	$272.7
Net income attributable to shareholders	123.5	174.9	244.8	306.5
Adjusted income from continuing operating activities	158.3	144.9	288.2	256.4
Per basic share:
Income from continuing operations attributable to shareholders	0.50	0.56	1.00	1.08
Net income attributable to shareholders	0.50	0.69	1.00	1.21
Adjusted income from continuing operating activities	0.65	0.57	1.17	1.01

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Additions to property, plant and equipment and to intangible assets
Telecommunications	$151.4	$140.8	$289.4	$273.8
Media	9.6	7.6	15.3	15.3
Sports and Entertainment	0.6	0.7	1.6	1.6
Head Office	1.7	0.5	2.1	0.6
	163.3	149.6	308.4	291.3
Cash flows
Cash flows from operations:
Telecommunications	330.1	322.8	643.0	625.3
Media	7.1	-	2.7	(3.6)
Sports and Entertainment	2.5	2.1	3.6	(2.6)
Head Office	(1.6)	1.2	(3.6)	2.0
	338.1	326.1	645.7	621.1
Free cash flows from continuing operating activities	76.8	239.5	167.9	379.8
Cash flows provided by continuing operating activities	229.7	393.5	491.3	715.1

	June 30 2021		Dec. 31 2020
Balance sheet
Cash and cash equivalents	$1,999.3		$136.7
Working capital	610.0		(70.4)
Net assets related to derivative financial instruments	489.3		597.1
Total assets	11,991.2		9,861.6
Total debt (current and long-term)	7,685.6		5,773.4
Lease liabilities (current and long-term)	183.0		173.3
Convertible debentures, including embedded derivatives	154.7		156.5
Equity attributable to shareholders	1,210.8		1,112.6
Equity	1,320.5		1,214.1
Number of common shares outstanding (in millions)	244.1		248.2
Consolidated net debt leverage ratio	2.71	x	2.68	x

2021/2020 second quarter comparison

Revenues: $1.13 billion, a $127.4 million (12.7%) increase.

•	Revenues increased in Telecommunications ($59.3 million or 6.8% of segment revenues), Media ($65.5 million or 49.4%), and Sports and Entertainment ($7.6 million or 29.3%).

Adjusted EBITDA: $501.4 million, a $25.7 million (5.4%) increase.

•	Adjusted EBITDA increased in Telecommunications ($17.9 million or 3.9% of segment adjusted EBITDA), Media ($9.1 million), and Sports and Entertainment ($0.3 million or 10.7%).

•	The change in the fair value of Quebecor and Quebecor Media stock options and in the value of Quebecor stock-price-based share units resulted in a $2.2 million favourable variance in the Corporation’s stock-based compensation charge in the second quarter of 2021 compared with the same period of 2020.

Net income attributable to shareholders: $123.5 million ($0.50 per basic share) in the second quarter of 2021, compared with $174.9 million ($0.69 per basic share) in the same period of 2020, a decrease of $51.4 million ($0.19 per basic share).

•	The main unfavourable variances were:

o	$80.9 million unfavourable variance related to debt refinancing;

o	$32.5 million decrease in income from discontinued operations;

o	$5.4 million increase in financial expenses.

•	The main favourable variances were:

o	$30.9 million favourable variance in the gain and charge for restructuring of operations and other items;

o	$25.7 million increase in adjusted EBITDA;

o	$11.0 million decrease in the income tax expense.

Adjusted income from continuing operating activities: $158.3 million ($0.65 per basic share) in the second quarter of 2021, compared with $144.9 million ($0.57 per basic share) in the same period of 2020, an increase of $13.4 million ($0.08 per basic share).

Cash flows from operations: $338.1 million, a $12.0 million (3.7%) increase due to the $25.7 million increase in adjusted EBITDA, partially offset by a $13.7 million increase in additions to property, plant and equipment and to intangible assets.

Cash flows provided by continuing operating activities: $229.7 million, a $163.8 million (-41.6%) decrease due primarily to the unfavourable net change in non-cash balances related to operating activities, partially offset by the increase in adjusted EBITDA.

2021/2020 year-to-date comparison

Revenues: $2.22 billion, a $163.0 million (7.9%) increase.

•	Revenues increased in Telecommunications ($98.6 million or 5.7% of segment revenues), Media ($65.5 million or 21.3%), and Sports and Entertainment ($4.0 million or 6.6%).

Adjusted EBITDA: $954.1 million, a $41.7 million (4.6%) increase.

•	Adjusted EBITDA increased in Telecommunications ($33.3 million or 3.7% of segment adjusted EBITDA), Media ($6.3 million or 53.8%), and Sports and Entertainment ($6.2 million).

•	The change in the fair value of Quebecor and Quebecor Media stock options and in the value of Quebecor stock-price-based share units resulted in a $3.3 million unfavourable variance in the Corporation’s stock-based compensation charge in the first half of 2021 compared with the same period of 2020.

Net income attributable to shareholders: $244.8 million ($1.00 per basic share) in the first half of 2021, compared with $306.5 million ($1.21 per basic share) in the same period of 2020, a decrease of $61.7 million ($0.21 per basic share).

•	The main unfavourable variances were:

o	$80.9 million unfavourable variance related to debt refinancing;

o	$33.8 million decrease in income from discontinued operations;

o	$26.3 million unfavourable variance related to gains on valuation and translation of financial instruments, including $25.4 million without any tax consequences.

•	The main favourable variances were:

o	$41.7 million increase in adjusted EBITDA;

o	$30.3 million favourable variance in the gain and charge for restructuring of operations and other items;

o	$7.5 million decrease in the income tax expense.

Adjusted income from continuing operating activities: $288.2 million ($1.17 per basic share) in the first half of 2021, compared with $256.4 million ($1.01 per basic share) in the same period of 2020, an increase of $31.8 million ($0.16 per basic share).

Cash flows from operations: $645.7 million, a $24.6 million (4.0%) increase due to the $41.7 million increase in adjusted EBITDA, partially offset by a $17.1 million increase in additions to property, plant and equipment and to intangible assets.

Cash flows provided by continuing operating activities: $491.3 million, a $223.8 million decrease due primarily to the unfavourable net change in non-cash balances related to operating activities, partially offset by the increase in adjusted EBITDA.

Consolidated net debt leverage ratio: 2.71x at June 30, 2021 compared with 2.68x at December 31, 2020.

Investing and financing operations

•	On June 17, 2021, Videotron issued $750.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million.

•	On June 3, 2021, Quebecor Media issued a redemption notice for its 6.625% Senior Notes maturing on January 15, 2023, in the aggregate principal amount of $500.0 million, at a redemption price of 107.934% of their principal amount. Videotron also issued a redemption notice for its 5.000% Senior Notes maturing on July 15, 2022, in the aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount. The Senior Notes were redeemed in July 2021 and the related hedging contracts were unwound for a total cash consideration of $1.38 billion.

•	On April 1, 2021, Alithya Group Inc (“Alithya”), a strategy and digital transformation leader, acquired the firm R3D Conseil inc, of which Quebecor was one of the main shareholders. As a results of this transaction, Quebecor now holds 11.9% of Alithya’s share capital and 6.7% of the voting rights related to Alithya’s issued and outstanding shares. The corresponding $19.6 million gain on disposal was accounted for in the second quarter of 2021. This transaction also includes purchase commitments from Quebecor for Alithya’s services totalling approximately $360.0 million as part of a 10-year commercial agreement.

3500 MHz spectrum auction

•	On July 29, 2021, Quebecor announced an investment of nearly $830.0 million in the acquisition by Videotron of 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia. Now that it holds 175 blocks of spectrum (with an average depth of 32 MHz) in the 3500 MHz band in four Canadian provinces outside Québec, Quebecor plans to roll out its mobile telephone service in some urban and rural areas in the rest of Canada.

Senior management

•	On June 4, 2021, Jean-François Pruneau resigned as President and Chief Executive Officer of Videotron to pursue personal investment projects. Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, took over as President of Videotron.

•	France Lauzière, President and Chief Executive Officer of TVA Group and Chief Content Officer of Quebecor Content, has taken time off from her duties for a period of up to six months, starting April 14, 2021, for family reasons. During her absence, Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor, is assuming her duties at TVA Group and Quebecor Content on an acting basis.

•	As Marc M. Tremblay, Chief Operating Officer and Chief Legal Officer of the Corporation, has previously advised the Corporation that he wished to plan his retirement, at a date to be determined and as the Corporation wanted him to remain until at least March 31, 2022, it has reached an agreement providing for Mr. Tremblay to remain in his position until at least that date, while gradually reducing his responsibilities starting August 1, 2021.

Normal course issuer bid

On August 4, 2021, the Corporation authorized a normal course issuer bid for a maximum of 1,000,000 Class A Multiple Voting Shares (“Class A Shares) representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 6,000,000 Class B Subordinate Voting Shares (“Class B Shares”) representing approximately 3.6% of issued and outstanding Class B Shares as of July 30, 2021. The purchases can be made from August 15, 2021 to August 14, 2022 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange or other alternative trading systems. All shares purchased under the bid will be cancelled. As of July 30, 2021, 76,984,034 Class A Shares and 166,449,957 Class B Shares were issued and outstanding.

The average daily trading volume of the Corporation’s Class A Shares and Class B Shares between February 1, 2021 and July 31, 2021 on the Toronto Stock Exchange was 1,131 Class A Shares and 576,958 Class B Shares. Consequently, the Corporation will be authorized to purchase a maximum of 1,000 Class A Shares and 144,239 Class B Shares during the same trading day, pursuant to its normal course issuer bid.

The Corporation believes that the repurchase of these shares under this normal course issuer bid is in the best interests of the Corporation and its shareholders.

The Corporation also announced that, on or around August 6, 2021, it will enter into an automatic securities purchase plan (“the plan”) with a designated broker whereby shares may be repurchased under the plan at times when such purchases would otherwise be prohibited pursuant to regulatory restrictions or self-imposed blackout periods. The plan received prior approval from the Toronto Stock Exchange. It will come into effect on August 15, 2021 and terminate on the same date as the normal course issuer bid.

Under the plan, before entering a self-imposed blackout period, the Corporation may, but is not required to, ask the designated broker to make purchases under the normal course issuer bid. Such purchases shall be made at the discretion of the designated broker, within parameters established by the Corporation prior to the blackout periods. Outside the blackout periods, purchases will be made at the discretion of the Corporation’s management.

On May 19, 2021, the Toronto Stock Exchange authorized the Corporation to amend its previous normal course issuer bid to increase the maximum number of Class B Shares that it may repurchase to 7,500,000, representing approximately 4.3% of issued and outstanding Class B Shares as of July 31, 2020. The other terms and conditions of the bid remain unchanged. Between August 15, 2020 and July 30, 2021, of the 1,000,000 Class A Shares and 7,500,000 Class B Shares it was authorized to repurchase under this normal course issuer bid, the Corporation repurchased no Class A Shares and 7,169,450 Class B Shares at a weighted average price of $32.57763 per share on the open market through the facilities of the Toronto Stock Exchange and alternative trading systems.

In the first half of 2021, the Corporation purchased and cancelled 4,073,200 Class B Shares for a total cash consideration of $131.5 million (3,143,300 Class B Shares for a total cash consideration of $95.6 million in the same period of 2020). The $107.5 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as a reduction in retained earnings ($77.0 million in the same period of 2020).

Dividend

On August 4, 2021, the Board of Directors of Quebecor declared a quarterly dividend of $0.275 per share on its Class A Shares and Class B Shares, payable on September 14, 2021 to shareholders of record as of the close of business on August 20, 2021. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Convertible debentures

In accordance with the terms of the trust indenture governing the convertible debentures, the quarterly dividend declared on May 12, 2021 on Quebecor Class B Shares triggered an adjustment to the floor price and ceiling price then in effect. Accordingly, effective May 27, 2021, the conversion features of the convertible debentures are subject to an adjusted floor price of approximately $25.86 per share (that is, a maximum number of approximately 5,801,117 Class B Shares corresponding to a ratio of $150.0 million to the adjusted floor price) and an adjusted ceiling price of approximately $32.32 per share (that is, a minimum number of approximately 4,640,894 Class B Shares corresponding to a ratio of $150.0 million to the adjusted ceiling price).

Detailed financial information

For a detailed analysis of Quebecor’s second quarter 2021 results, please refer to the Management Discussion and Analysis and condensed consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/investors/financial-documentation> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its second quarter 2021 results on August 5, 2021, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1-877-293-8052, access code for participants 80041#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/investors/conferences-and-annual-meeting>. It is advisable to ensure that the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above. Anyone unable to attend the conference call will be able to listen to a recording by dialing 1-877-293-8133, access code 80041#, recording access code 0100746#. The recording will be available until November 4, 2021.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition, and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics or other public health crises, including the COVID-19 pandemic, political instability is some countries, risks associated with emergency measures implemented by various governments, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2020.

The forward-looking statements in this press release reflect Quebecor’s expectations as of August 5, 2021 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: <www.twitter.com/Quebecor>

Source:	Information:

Hugues Simard Chief Financial Officer Quebecor Inc. and Quebecor Media Inc. hugues.simard@quebecor.com 514-380-7414	Communications Department Quebecor Inc. and Quebecor Media Inc. medias@Quebecor.com 514-380-4572

DEFINITIONS

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income tax, and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 2 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$481.5	$463.6	$932.4	$899.1
Media	16.7	7.6	18.0	11.7
Sports and Entertainment	3.1	2.8	5.2	(1.0)
Head Office	0.1	1.7	(1.5)	2.6
	501.4	475.7	954.1	912.4
Depreciation and amortization	(196.6)	(195.7)	(391.9)	(393.8)
Financial expenses	(87.0)	(81.6)	(170.1)	(169.0)
Gain on valuation and translation of financial instruments	7.0	4.2	1.2	27.5
Restructuring of operations and other items	20.6	(10.3)	16.1	(14.2)
Loss on debt refinancing	(80.9)	-	(80.9)	-
Income taxes	(39.8)	(50.8)	(83.8)	(91.3)
Income from discontinued operations	-	32.5	-	33.8
Net income	$124.7	$174.0	$244.7	$305.4

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain on valuation and translation of financial instruments, restructuring of operations and other items, and loss on debt refinancing, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before the income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Adjusted income from continuing operating activities	$158.3	$144.9	$288.2	$256.4
Gain on valuation and translation of financial instruments	7.0	4.2	1.2	27.5
Restructuring of operations and other items	20.6	(10.3)	16.1	(14.2)
Loss on debt refinancing	(80.9)	-	(80.9)	-
Income taxes related to adjustments[1]	18.5	3.1	20.2	2.5
Net income attributable to non-controlling interest related to adjustments	-	0.5	-	0.5
Discontinued operations	-	32.5	-	33.8
Net income attributable to shareholders	$123.5	$174.9	$244.8	$306.5

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Cash flows from operations and free cash flows from continuing operating activities

Cash flows from operations

Cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from operations are used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by the operations of all of its segments, on a consolidated basis, in addition to the operating cash flows generated by each segment. Cash flows from operations are also relevant because they are a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by continuing operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. Free cash flows from continuing operating activities is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 4 and 5 provide a reconciliation of cash flows from operations and free cash flows from continuing operating activities to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Table 4

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Adjusted EBITDA (negative adjusted EBITDA)
Telecommunications	$481.5	$463.6	$932.4	$899.1
Media	16.7	7.6	18.0	11.7
Sports and Entertainment	3.1	2.8	5.2	(1.0)
Head Office	0.1	1.7	(1.5)	2.6
	501.4	475.7	954.1	912.4
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(113.6)	(93.6)	(213.0)	(182.5)
Media	(3.0)	(1.6)	(4.2)	(3.5)
Sports and Entertainment	-	-	(0.1)	(0.1)
Head Office	(1.0)	(0.4)	(1.2)	(0.5)
	(117.6)	(95.6)	(218.5)	(186.6)
Additions to intangible assets:[2]
Telecommunications	(37.8)	(47.2)	(76.4)	(91.3)
Media	(6.6)	(6.0)	(11.1)	(11.8)
Sports and Entertainment	(0.6)	(0.7)	(1.5)	(1.5)
Head Office	(0.7)	(0.1)	(0.9)	(0.1)
	(45.7)	(54.0)	(89.9)	(104.7)
Cash flows from operations
Telecommunications	330.1	322.8	643.0	625.3
Media	7.1	-	2.7	(3.6)
Sports and Entertainment	2.5	2.1	3.6	(2.6)
Head Office	(1.6)	1.2	(3.6)	2.0
	$338.1	$326.1	$645.7	$621.1

[1] Reconciliation to cash flows used for additions to property, plant and	Three months ended June 30		Six months ended June 30
equipment as per condensed consolidated financial statements:	2021	2020	2021	2020
Additions to property, plant and equipment	$(117.6)	$(95.6)	$(218.5)	$(186.6)
Net variance in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	12.1	(11.1)	1.2	(0.1)
Cash flows used for additions to property, plant and equipment	$(105.5)	$(106.7)	$(217.3)	$(186.7)

[2] Reconciliation to cash flows used for additions to intangible assets as per	Three months ended June 30		Six months ended June 30
condensed consolidated financial statements:	2021	2020	2021	2020
Additions to intangible assets	$(45.7)	$(54.0)	$(89.9)	$(104.7)
Net variance in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(4.7)	6.0	(19.3)	(46.1)
Cash flows used for additions to intangible assets	$(50.4)	$(48.0)	$(109.2)	$(150.8)

Table 5

Free cash flows from continuing operating activities and cash flows provided by continuing operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Cash flows from operations from Table 4	$338.1	$326.1	$645.7	$621.1
Plus (minus)
Cash portion of financial expenses	(84.8)	(79.5)	(165.7)	(164.9)
Cash portion related to restructuring of operations and other items	1.1	(10.6)	(2.1)	(14.4)
Current income taxes	(64.4)	(59.3)	(127.8)	(120.3)
Other	2.7	(1.4)	2.4	2.6
Net change in non-cash balances related to operating activities	(123.3)	69.3	(166.5)	101.9
Net change in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	12.1	(11.1)	1.2	(0.1)
Net change in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(4.7)	6.0	(19.3)	(46.1)
Free cash flows from continuing operating activities	76.8	239.5	167.9	379.8
Plus (minus)
Cash flows used for additions to property, plant and equipment	105.5	106.7	217.3	186.7
Cash flows used for additions to intangible assets	50.4	48.0	109.2	150.8
Proceeds from disposal of assets	(3.0)	(0.7)	(3.1)	(2.2)
Cash flows provided by continuing operating activities	$229.7	$393.5	$491.3	$715.1

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt, excluding convertible debentures, divided by the trailing 12-month adjusted EBITDA. Consolidated net debt, excluding convertible debentures, represents total long-term debt plus bank indebtedness, lease liabilities, the current portion of lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management and the Board of Directors in its decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. The consolidated net debt leverage ratio excludes convertible debentures because, subject to certain conditions, those debentures can be repurchased at the Corporation’s discretion by issuing Quebecor Class B Shares. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate its financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 6 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in Quebecor’s condensed consolidated financial statements.

Table 6

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	June 30, 2021	Dec. 31, 2020
Total long-term debt[1]	$7,714.5	$5,786.4
Plus (minus)
Lease liabilities	147.1	139.0
Current portion of lease liabilities	35.9	34.3
Bank indebtedness	5.6	1.7
Assets related to derivative financial instruments	(531.8)	(625.5)
Liabilities related to derivative financial instruments	42.5	28.4
Cash and cash equivalents	(1,999.3)	(136.7)
Consolidated net debt excluding convertible debentures	5,414.5	5,227.6
Divided by:
Trailing 12-month adjusted EBITDA	$1,994.3	$1,952.6
Consolidated net debt leverage ratio	2.71x	2.68x

[1]	Excluding changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

KEY PERFORMANCE INDICATOR

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and Club illico over-the-top video services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)

(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2021	2020	2021	2020
Revenues	$1,131.2	$1,003.8	$2,222.3	$2,059.3

Employee costs	169.5	136.7	345.9	314.7
Purchase of goods and services	460.3	391.4	922.3	832.2
Depreciation and amortization	196.6	195.7	391.9	393.8
Financial expenses	87.0	81.6	170.1	169.0
Gain on valuation and translation of financial instruments	(7.0)	(4.2)	(1.2)	(27.5)
Restructuring of operations and other items	(20.6)	10.3	(16.1)	14.2
Loss on debt refinancing	80.9	-	80.9	-

Income before income taxes	164.5	192.3	328.5	362.9
Income taxes (recovery):
Current	64.4	59.3	127.8	120.3
Deferred	(24.6)	(8.5)	(44.0)	(29.0)
	39.8	50.8	83.8	91.3

Income from continuing operations	124.7	141.5	244.7	271.6
Income from discontinued operations	-	32.5	-	33.8

Net income	$124.7	$174.0	$244.7	$305.4

Income (loss) from continuing operations attributable to
Shareholders	$123.5	$142.4	$244.8	$272.7
Non-controlling interests	1.2	(0.9)	(0.1)	(1.1)

Net income (loss) attributable to
Shareholders	$123.5	$174.9	$244.8	$306.5
Non-controlling interests	1.2	(0.9)	(0.1)	(1.1)

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.50	$0.56	$1.00	$1.08
From discontinued operations	-	0.13	-	0.13
Net income	0.50	0.69	1.00	1.21
Diluted:
From continuing operations	0.47	0.54	0.98	0.96
From discontinued operations	-	0.12	-	0.13
Net income	0.47	0.66	0.98	1.09

Weighted average number of shares outstanding (in millions)	245.0	252.8	245.8	253.4
Weighted average number of diluted shares (in millions)	249.9	258.6	250.7	259.2

1

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2021	2020	2021	2020
Income from continuing operations	$124.7	$141.5	$244.7	$271.6

Other comprehensive (loss) income from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(1.6)	(19.0)	(4.2)	43.9
Deferred income taxes	2.9	6.4	4.8	(8.6)

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement (loss) gain	(2.5)	(62.0)	174.5	(62.0)
Deferred income taxes	0.5	16.0	(46.4)	16.0

Reclassification to income:
Gain related to cash flow hedges	(1.0)	-	(1.0)	-
Deferred income taxes	0.6	-	0.6	-
	(1.1)	(58.6)	128.3	(10.7)

Comprehensive income from continuing operations	123.6	82.9	373.0	260.9

Income from discontinued operations	-	32.5	-	33.8

Comprehensive income	$123.6	$115.4	$373.0	$294.7

Comprehensive income (loss) from continuing operations attributable to
Shareholders	$120.8	$87.3	$364.7	$265.5
Non-controlling interests	2.8	(4.4)	8.3	(4.6)

Comprehensive income (loss) attributable to
Shareholders	$120.8	$119.8	$364.7	$299.3
Non-controlling interests	2.8	(4.4)	8.3	(4.6)

2

QUEBECOR INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended June 30, 2021
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total
Revenues	$928.4	$198.2	$33.5	$(28.9)	$1,131.2
Employee costs	101.7	55.9	7.1	4.8	169.5
Purchase of goods and services	345.2	125.6	23.3	(33.8)	460.3
Adjusted EBITDA[1]	481.5	16.7	3.1	0.1	501.4

Depreciation and amortization					196.6
Financial expenses					87.0
Gain on valuation and translation of financial instruments					(7.0)
Restructuring of operations and other items					(20.6)
Loss on debt refinancing					80.9
Income before income taxes					$164.5

Cash flows used for:
Additions to property, plant and equipment	$101.3	$3.3	$-	$0.9	$105.5
Additions to intangible assets	42.1	7.1	0.6	0.6	50.4

	Three months ended June 30, 2020
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total
Revenues	$869.1	$132.7	$25.9	$(23.9)	$1,003.8
Employee costs	100.7	26.2	4.1	5.7	136.7
Purchase of goods and services	304.8	98.9	19.0	(31.3)	391.4
Adjusted EBITDA[1]	463.6	7.6	2.8	1.7	475.7

Depreciation and amortization					195.7
Financial expenses					81.6
Gain on valuation and translation of financial instruments					(4.2)
Restructuring of operations and other items					10.3
Income before income taxes					$192.3

Cash flows used for:
Additions to property, plant and equipment	$104.8	$1.6	$-	$0.3	$106.7
Additions to intangible assets	41.0	6.2	0.7	0.1	48.0

3

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)

(unaudited)

	Six months ended June 30, 2021
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total
Revenues	$1,842.4	$373.0	$64.7	$(57.8)	$2,222.3
Employee costs	206.2	111.0	14.6	14.1	345.9
Purchase of goods and services	703.8	244.0	44.9	(70.4)	922.3
Adjusted EBITDA[1]	932.4	18.0	5.2	(1.5)	954.1

Depreciation and amortization					391.9
Financial expenses					170.1
Gain on valuation and translation of financial instruments					(1.2)
Restructuring of operations and other items					(16.1)
Loss on debt refinancing					80.9
Income before income taxes					$328.5

Cash flows used for:
Additions to property, plant and equipment	$208.9	$7.1	$0.1	$1.2	$217.3
Additions to intangible assets	93.4	13.2	1.5	1.1	109.2

	Six months ended June 30, 2020
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total
Revenues	$1,743.8	$307.5	$60.7	$(52.7)	$2,059.3
Employee costs	203.6	85.9	14.1	11.1	314.7
Purchase of goods and services	641.1	209.9	47.6	(66.4)	832.2
Adjusted EBITDA[1]	899.1	11.7	(1.0)	2.6	912.4

Depreciation and amortization					393.8
Financial expenses					169.0
Gain on valuation and translation of financial instruments					(27.5)
Restructuring of operations and other items					14.2
Income before income taxes					$362.9

Cash flows used for:
Additions to property, plant and equipment	$178.4	$7.8	$0.1	$0.4	$186.7
Additions to intangible assets	136.1	13.1	1.5	0.1	150.8

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income taxes and income from discontinued operations.

4

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
			Retained	other	to non-
	Capital	Contributed	earnings	comprehensive	controlling	Total
	stock	surplus	(deficit)	loss	interests	equity
Balance as of December 31, 2019	$1,055.9	$17.4	$(31.7)	$(64.1)	$94.6	$1,072.1
Net income (loss)	-	-	306.5	-	(1.1)	305.4
Other comprehensive loss	-	-	-	(7.2)	(3.5)	(10.7)
Dividends	-	-	(101.2)	-	(0.2)	(101.4)
Repurchase of Class B Shares	(18.6)	-	(77.0)	-	-	(95.6)
Balance as of June 30, 2020	1,037.3	17.4	96.6	(71.3)	89.8	1,169.8
Net income	-	-	300.7	-	11.3	312.0
Other comprehensive (loss) income	-	-	-	(62.6)	0.4	(62.2)
Dividends	-	-	(99.9)	-	-	(99.9)
Repurchase of Class B Shares	(19.5)	-	(86.1)	-	-	(105.6)
Balance as of December 31, 2020	1,017.8	17.4	211.3	(133.9)	101.5	1,214.1
Net income (loss)	-	-	244.8	-	(0.1)	244.7
Other comprehensive income	-	-	-	119.9	8.4	128.3
Dividends	-	-	(135.0)	-	(0.1)	(135.1)
Repurchase of Class B Shares	(24.0)	-	(107.5)	-	-	(131.5)
Balance as of June 30, 2021	$993.8	$17.4	$213.6	$(14.0)	$109.7	$1,320.5

5

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2021	2020	2021	2020
Cash flows related to operating activities
Income from continuing operations	$124.7	$141.5	$244.7	$271.6
Adjustments for:
Depreciation of property, plant and equipment	145.8	152.7	292.0	305.8
Amortization of intangible assets	40.6	34.3	79.5	70.2
Amortization of right-of-use assets	10.2	8.7	20.4	17.8
Gain on valuation and translation of financial instruments	(7.0)	(4.2)	(1.2)	(27.5)
Gain on disposal of other assets	(19.5)	(0.3)	(19.0)	(0.2)
Impairment of assets	-	-	0.8	-
Loss on debt refinancing	80.9	-	80.9	-
Amortization of financing costs	2.2	2.1	4.4	4.1
Deferred income taxes	(24.6)	(8.5)	(44.0)	(29.0)
Other	(0.3)	(2.1)	(0.7)	0.4
	353.0	324.2	657.8	613.2
Net change in non-cash balances related to operating activities	(123.3)	69.3	(166.5)	101.9
Cash flows provided by continuing operating activities	229.7	393.5	491.3	715.1
Cash flows related to investing activities
Business acquisitions	(6.7)	(10.8)	(21.8)	(10.8)
Additions to property, plant and equipment	(105.5)	(106.7)	(217.3)	(186.7)
Additions to intangible assets	(50.4)	(48.0)	(109.2)	(150.8)
Proceeds from disposals of assets	3.0	0.7	3.1	2.2
Other	(7.2)	(2.3)	(8.0)	(2.9)
Cash flows used in continuing investing activities	(166.8)	(167.1)	(353.2)	(349.0)
Cash flows related to financing activities
Net change in bank indebtedness	2.3	4.0	3.9	(8.8)
Net change under revolving facilities	25.9	(82.3)	22.8	(135.2)
Issuance of long-term debt, net of financing costs	1,342.8	-	1,986.8	-
Repayment of long-term debt	(0.2)	(0.3)	(0.6)	(0.6)
Repayment of lease liabilities	(10.8)	(10.9)	(21.0)	(20.5)
Settlement of hedging contracts	(0.8)	(0.8)	(0.8)	(0.8)
Repurchase of Class B Shares	(47.1)	(61.5)	(131.5)	(95.6)
Dividends	(135.0)	(101.2)	(135.0)	(101.2)
Dividends paid to non-controlling interests	-	-	(0.1)	(0.2)
Cash flows provided by (used in) continuing financing activities	1,177.1	(253.0)	1,724.5	(362.9)

Cash flows provided by (used in) continuing operations	1,240.0	(26.6)	1,862.6	3.2

Cash flows provided by discontinued operations	-	7.8	-	7.8

Cash and cash equivalents at beginning of period	759.3	43.8	136.7	14.0
Cash and cash equivalents at end of period	$1,999.3	$25.0	$1,999.3	$25.0

Cash and cash equivalents consist of
Cash	$1,998.5	$20.3	$1,998.5	$20.3
Cash equivalents	0.8	4.7	0.8	4.7
	$1,999.3	$25.0	$1,999.3	$25.0

Interest and taxes reflected as operating activities
Cash interest payments	$117.5	$118.3	$156.1	$157.2
Cash income tax payments (net of refunds)	54.3	(0.1)	167.1	22.9

6

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	June 30	December 31
	2021	2020
Assets

Current assets
Cash and cash equivalents	$1,999.3	$136.7
Restricted cash	206.3	-
Accounts receivable	653.2	563.6
Contract assets	175.9	174.9
Income taxes	10.2	4.9
Inventories	283.8	250.7
Derivative financial instruments	193.4	-
Other current assets	136.6	113.0
	3,658.7	1,243.8

Non-current assets
Property, plant and equipment	3,134.9	3,189.2
Intangible assets	1,482.5	1,466.7
Goodwill	2,718.3	2,714.0
Right-of-use assets	152.6	143.1
Derivative financial instruments	338.4	625.5
Deferred income taxes	46.7	45.5
Other assets	459.1	433.8
	8,332.5	8,617.8
Total assets	$11,991.2	$9,861.6

Liabilities and equity

Current liabilities
Bank indebtedness	$5.6	$1.7
Accounts payable, accrued charges and provisions	914.4	872.2
Deferred revenue	307.6	307.5
Deferred subsidies	206.3	-
Income taxes	35.7	70.0
Current portion of long-term debt	1,543.2	28.5
Current portion of lease liabilities	35.9	34.3
	3,048.7	1,314.2

Non-current liabilities
Long-term debt	6,142.4	5,744.9
Derivative financial instruments	42.5	28.4
Convertible debentures	150.0	150.0
Lease liabilities	147.1	139.0
Deferred income taxes	847.1	848.2
Other liabilities	292.9	422.8
	7,622.0	7,333.3
Equity
Capital stock	993.8	1,017.8
Contributed surplus	17.4	17.4
Retained earnings	213.6	211.3
Accumulated other comprehensive loss	(14.0)	(133.9)
Equity attributable to shareholders	1,210.8	1,112.6
Non-controlling interests	109.7	101.5
	1,320.5	1,214.1

Total liabilities and equity	$11,991.2	$9,861.6

7

Supplementary Disclosure

Quarter / 6-Month Period

Ended June 30, 2021

For additional information, please contact

Hugues Simard, Chief Financial Officer,

at 514 380-7414, investor.relations@quebecor.com

QUEBECOR INC.
Supplementary Disclosure
June 30, 2021
Net Income Attributable to Shareholders

	2nd Quarter		YTD
	2021	2020	2021	2020
Net income per share (basic)	$0.50	$0.69	$1.00	$1.21

Net income, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.65	$0.57	$1.17	$1.01

Reconciliation of earnings per share

	2nd Quarter		YTD
	2021	2020	2021	2020
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.65	$0.57	$1.17	$1.01

Other adjusments[1]:
Unusual items	(0.18)	(0.03)	(0.18)	(0.04)
Gain on valuation and translation of financial instruments	0.03	0.02	0.01	0.10
Discontinued operations	-	0.13	-	0.14
Total	(0.15)	0.12	(0.17)	0.20

Reported net income per share (basic)	$0.50	$0.69	$1.00	$1.21

[1]	After taxes and non-controlling interest.

QUEBECOR INC.
Supplementary Disclosure
June 30, 2021
Capital Structure

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Mortgage loan due in 2022	$45.2
$45.2

Quebecor Media Inc.
Revolving credit facility due in 2022 (availability: $300)	$-
5 3/4% Senior Notes due in 2023	1,044.8
6 5/8% Senior Notes due in 2023	500.0
1,544.8
Videotron Ltd.
Revolving credit facility due in 2023 (availability: $1,500)	-
5% Senior Notes due in 2022	991.8
5 3/8% Senior Notes due in 2024	743.9
5 5/8% Senior Notes due in 2025	400.0
5 3/4% Senior Notes due in 2026	375.0
5 1/8% Senior Notes due in 2027	743.9
3 5/8% Senior Notes due in 2028	750.0
3 5/8% Senior Notes due in 2029	619.9
4 1/2% Senior Notes due in 2030	800.0
3 1/8% Senior Notes due in 2031	650.0
6,074.5
TVA Group Inc.
Revolving credit facility due in 2022 (availability: $75)	50.0
50.0

Other debt	-
Total Quebecor Media Inc.	$7,669.3

TOTAL LONG-TERM DEBT [1]	$7,714.5

Bank indebtedness	5.6
Exchangeable debentures - Quebecor Inc.	2.1
Convertible debentures (cost if settled in cash at maturity) - Quebecor Inc. [2]	153.4
Lease liabilities	183.0
(Asset) liability related to derivative financial instruments	(489.3)

Cash and cash equivalents :
TVA Group Inc.	2.5
Other	1,996.8
$1,999.3

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 8 to Consolidated Financial Statements.

[2]	Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on June 30, 2021, subject to a floor price of approximately $25.86 and a ceiling price of approximately $32.32.

QUEBECOR INC.
Supplementary Disclosure
June 30, 2021
Consolidated Net Debt Leverage Ratio

(all amounts in millions of Canadian dollars, except ratios)

	2021		2020
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Total long-term debt [1]	$7,714.5	$6,376.1	$5,786.4	$5,952.1	$6,019.1

Add (deduct):
(Asset) liability related to derivative financial instruments	(489.3)	(534.3)	(597.1)	(798.6)	(902.9)
Lease liabilities	183.0	179.4	173.3	168.0	157.1
Bank indebtedness	5.6	3.3	1.7	15.2	20.6
Cash and cash equivalents	(1,999.3)	(759.3)	(136.7)	(40.7)	(25.0)

Consolidated net debt excluding convertible debentures	$5,414.5	$5,265.2	$5,227.6	$5,296.0	$5,268.9
Divided by: trailing 12-month adjusted EBITDA	$1,994.3	$1,968.6	$1,952.6	$1,920.3	$1,916.2

Consolidated net debt leverage ratio	2.71x	2.67x	2.68x	2.76x	2.75x

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 8 to Consolidated Financial Statements.

TELECOMMUNICATIONS

Supplementary Disclosure

June 30, 2021

Operating Results

	2021		2020
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Revenue-Generating Units ('000) 1-2	6,121.0	6,141.2	6,147.9	6,104.9	6,100.2
Mobile Telephony Lines ('000)	1,530.4	1,503.2	1,481.1	1,452.6	1,404.9
Homes Passed ('000)	3,020.9	3,005.1	2,994.7	2,983.3	2,970.9
Internet Subscribers ('000) [2]	1,810.2	1,804.9	1,796.8	1,769.8	1,749.3
Penetration of Homes Passed	59.9%	60.1%	60.0%	59.3%	58.9%
Television Subscribers ('000) [2]	1,441.4	1,457.5	1,475.6	1,481.8	1,497.3
Penetration of Homes Passed	47.7%	48.5%	49.3%	49.7%	50.4%
Wireline Telephony Lines ('000)	872.4	897.7	924.7	947.8	976.5
Penetration of Homes Passed	28.9%	29.9%	30.9%	31.8%	32.9%
Over-the-Top Video Subscribers ('000)	466.6	477.9	469.7	452.9	472.2

	2nd Quarter			YTD
	2021	2020	VAR	2021	2020	VAR
(in millions)
Revenues
Internet	$301.8	$276.1	9.3%	$598.4	$553.6	8.1%
Television	211.3	227.8	-7.2%	424.5	460.9	-7.9%
Mobile telephony	174.8	159.7	9.5%	345.3	319.9	7.9%
Wireline telephony	80.7	86.9	-7.1%	161.4	169.7	-4.9%
Mobile equipment sales	63.0	51.8	21.6%	123.5	99.6	24.0%
Wireline equipment sales	50.2	22.1	127.1%	96.9	50.4	92.3%
Other	46.6	44.7	4.3%	92.4	89.7	3.0%
Telecommunications	$928.4	$869.1	6.8%	$1,842.4	$1,743.8	5.7%

Adjusted EBITDA
Telecommunications	$481.5	$463.6	3.9%	$932.4	$899.1	3.7%

Cash flows used for:
Additions to PP&E	$101.3	$104.8		$208.9	$178.4
Additions to Intangible Assets	42.1	41.0		93.4	136.1
Telecommunications	$143.4	$145.8	-1.6%	$302.3	$314.5	-3.9%

Mobile Telephony ABPU [3]	$50.30	$50.32		$50.12	$50.95
Total ABPU [3]	$50.63	$49.62		$50.31	$49.76

[1]	Revenue-generating units (" RGUs ") are the sum of subscriptions to the television, Internet access and Club illico over-the-top video services, plus subscriber connections to the wireline and mobile telephony services.

[2]	Internet and television subscribers were adjusted as at the end of March 31, 2021 to correct an irregularity identified in the RGU growth compilation systems.

[3]	Average billing per unit (" ABPU ") is an indicator used to measure monthly average subscription billing per revenue-generating unit.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2021

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2021

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information on a consolidated basis for Quebecor Inc. and its Telecommunications reporting segment. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.'s results for the second quarter of 2021, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company's website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by Quebecor Inc. to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from operations, free cash flows from continuing operating activities and consolidated net debt leverage ratio are not calculated in accordance with or recognized by IFRS. Quebecor Inc.’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the second quarter of 2021 under "Non-IFRS Financial Measures" for a complete description of these measures as well as a reconciliation to the most directly comparable measures calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Sophie Riendeau
By:	Sophie Riendeau
Corporate Secretary

Date:	August 6, 2021